

10032770


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH. D.C.
189
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
Hours per response:	12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOBLE INTERNATIONAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6501 Congress Avenue Suite 100
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICO PRONK (561) 994-1191
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nico Pronk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noble International Investments, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public


E. LETSCHERT
MY COMMISSION EXPIRES
February 5, 2014
#DD 951399
Bonded thru
Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equty or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c33.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c33.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Undr Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

NOBLE INTERNATIONAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010
AND
INDEPENDENT AUDITORS' REPORT

NOBLE INTERNATIONAL INVESTMENTS, INC.

TABLE OF CONTENTS



Ahearn Jasco + Company

Business and Financial Consultants
Certified Public Accountants
Chartered

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noble International Investments, Inc.

We have audited the accompanying statement of financial condition of Noble International Investments, Inc. (the "Company") as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Noble International Investments, Inc. as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 9, 2010

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2010

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 7,195,655
Cash on deposit with clearing organizations	250,000
Securities owned, at market value	968,355
Due from related parties	79,699
Consulting and other fees receivable	103,207
Secured notes receivable from related parties	2,580,000
Prepaid and other current assets	50,179
TOTAL CURRENT ASSETS	11,227,095
PROPERTY AND EQUIPMENT, net	36,736
LONG TERM ASSETS:	
Deferred income taxes	172,600
Other assets	59,374
TOTAL LONG TERM ASSETS	231,974
TOTAL	$ 11,495,805
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Current portion of capital leases	$ 10,398
Accounts payable and accrued expenses	6,675,537
Secured notes payable to related parties	2,580,000
Inventory not yet purchased	12,632
Payable to brokers and dealers	207,424
TOTAL CURRENT LIABILITIES	9,485,991
CAPITAL LEASES, less current portion	9,729
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 100 shares authorized, issued, and outstanding	100
Additional paid-in capital	2,503,747
Advance to shareholders	(406,838)
Accumulated deficit	(96,924)
TOTAL STOCKHOLDER'S EQUITY	2,000,085
TOTAL	$ 11,495,805

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Noble International Investments, Inc. (the "Company") was incorporated in the State of Florida on September 21, 1984, and is presently operating as Noble Financial Capital Markets, a registered securities broker/dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Noble Financial Group, Inc., (the Parent"). The Parent together with its subsidiary, are hereinafter referred to as the "Combined Group".

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company manages its customer accounts through Pershing LLC, a wholly owned subsidiary of the Bank of New York Mellon ("Pershing"), on a fully disclosed basis. Pershing handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions, which are in excess of the insured limits.

Fair Value of Financial Instruments

Cash, consulting and other fees receivable, income tax receivable, accounts payable and accrued expenses, and payable to brokers and dealers are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments. The fair values of the Company's capital lease obligations are the same as the recorded amounts because rates and terms approximate current market conditions. Due from parent company is not subject to reasonable fair value estimation due to its unique nature.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. FAIR VALUE MEASUREMENT

FASB ASC 820, "Fair Value Measurements and Disclosures", establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted unadjusted prices in active markets for identical assets or liabilities the Company has the ability to access;
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly;
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2010.

	Fair Value Measurements on a Recurring Basis:			
	Level 1	Level 2	Level 3	Total
Securities owned - equities	$ 4,483	$ 963,872	$ -	$ 968,355
Securities sold, not yet purchased	$ -	$ 12,632	$ -	$ 12,632

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2010, the Company had net capital of $1,130,893, which was $746,893 in excess of its required net capital of $384,000. The Company had a ratio of aggregate indebtedness to net capital of 0.32 to 1, based on an aggregated indebtedness of $359,015 as of September 30, 2010.

NOTE 4. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at September 30, 2010 total $2,580,000 bearing interest at an annual interest rate of 8%. The notes are due on November 12, 2010.

The subordinated borrowings are with related parties and are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due on November 12, 2010.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of September 30, 2010:

Furniture and fixtures	$ 105,533
Equipment	74,426
Leasehold improvements	142,771
Computer equipment	34,422
Total cost	357,152
Less: Accumulated depreciation	320,416
Property and equipment, net	$ 36,736

Certain equipment are pledged as collateral on the capital lease obligations (see note 8).

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of September 30, 2010:

Accounts payable and accrued expenses	$ 131,464
Deferred revenue	10,000
Margin accounts	6,534,073
Total accounts payable and accrued expenses	$ 6,675,537

NOTE 7 - CAPITAL LEASE OBLIGATIONS

The Company acquired office equipment under the provisions of long-term leases and has capitalized the minimum lease payments. The lease terms are for three and four years. As of September 30, 2010, the leased properties had a recorded cost of $35,422, and total accumulated depreciation of $9,505 (see Note 6). Future minimum lease payments under the capital leases and the net present value of the future minimum lease payments subsequent to September 30, 2010 are as follows:

Future minimum lease payments	$ 24,194
Less: amount representing interest	4,067
Present value of minimum lease payments	20,127
Less: current portion	10,398
Long-term capital lease obligation	$ 9,729

Future minimum lease payments are:

Year Ending September 30,		
2011		$ 13,462
2012		10,056
2013		676
	Total future minimum lease payments	24,194
	Less amount representing interest	4,067
	Present value of future minimum lease payments	$ 20,127

NOTE 8. RELATED PARTY TRANSACTIONS

Due from Related Parties

Noble Capital Management, Inc. ("NCM") is a related entity through common ownership and is part of the Combined Group. NCM's principal business is that of registered investment advisor. Due to the un-delineated relationship between the Company's securities business and NCM's registered investment advisor business, certain expenses of NCM are included in the accounts of the Company and then allocated back to NCM via a systematic calculation based on the revenue of NCM. During the year ended September 30, 2010, the Company charged NCM $223,981 for commission expense. As of September 30, 2010, the Company had a net amount owed from NCM totaling $4,941.

Noble Financial Group, Inc. ("NFG") is the parent entity that owns the Company and NCM. NFG does not have a principal business other than serving as the holding company. As of September 30, 2010, the Company had a net amount owed from the parent of $74,758.

Loans Receivable from Related Parties

In April 2010, the Company issued two loans of $200,000 each to two related parties. The loans bear interest at a rate of 4% per annum and are due in April 2012. As of September 30, 2010, the loans receivable (including interest receivable of $6,838) totaled $406,838. These amounts are reflected as contra-equity accounts on the statement of financial condition.

NOTE 9. COMMITMENTS AND CONTINGENCIES

From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. At September 30, 2010, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

NOTE 10. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company will record these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2010.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

NOTE 10. CONCENTRATIONS AND CREDIT RISKS (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.